Black Box Corporation
1000 Park Drive
Lawrence, PA 15055
March 29, 2006
Correspondence Filed Via Edgar
Mr. David Edgar
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W., Room 4561
Washington, D.C. 20549-4561

Re:	Black Box Corporation —
SEC Staff Comment Letter dated March 9, 2006
Dear Mr. Edgar:
     This letter is to confirm our discussion granting Black Box Corporation an extension of the due date to file its response to the above-referenced comment letter to April 6, 2006. Black Box Corporation will endeavor to file its response before that time if possible.
     We appreciate the Staff’s consideration of our request.
Very truly yours,
/s/ Timothy Huffmyer
Timothy Huffmyer
Controller